Exhibit (a)(5)(iv)

FOR IMMEDIATE RELEASE

For Further Information:

Zweig Funds Shareholder Services

(800) 272-2700

zweig@virtus.com

ZWEIG FUND AND ZWEIG TOTAL RETURN FUND

ANNOUNCE Commencement of TENDER OFFERS

NEW YORK, April 29, 2016 – The Zweig Fund, Inc. (NYSE: ZF) and The Zweig Total Return Fund, Inc. (NYSE: ZTR) announced today each fund has commenced a tender offer to acquire for cash up to 15 percent of the fund’s outstanding shares at a price equal to 98 percent of the fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange on the date the offer expires. If more than 15 percent of a fund’s outstanding shares are tendered, the fund will purchase shares from tendering stockholders on a pro-rata basis.

The tender offers are being made on the terms and subject to the conditions set forth in the Issuer Tender Offer Statements and related Letters of Transmittal that have been filed with the Securities and Exchange Commission. The tender offers will terminate at 11:59 p.m. (Eastern) on May 26, 2016, unless extended. The pricing dates will also be May 26, 2016, unless the tender offers are extended.

In connection with the tender offers, each fund has temporarily suspended its open-market purchases of shares pursuant to its share repurchase program until on or about 10 business days after the termination of the tender offer, as required by the Securities Exchange Act of 1934, as amended.

This announcement is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the funds. The tender offers are being made only by an Issuer Tender Offer Statement, a related Letter of Transmittal and other documents, which have been filed with the Securities and Exchange Commission. Shareholders of each fund should read the Issuer Tender Offer Statements and

Zweig Advisers LLC | 100 Pearl Street | Hartford, CT 06103

Zweig Fund, Zweig Total Return Fund - 2

related exhibits, as they contain important information about the tender offers. These and other filed documents are available to investors for free both at the website of the Securities and Exchange Commission and from the fund. Shareholders may obtain further information regarding the Tender Offers from Georgeson LLC, the Information Agent for the Tender Offers, by calling (866) 413-5901 for inquiries relating to ZF and (888) 497-9677 for inquiries relating to ZTR.

About the Funds

The Zweig Fund, Inc. (NYSE: ZF) and The Zweig Total Return Fund, Inc. (NYSE: ZTR) are closed-end funds advised by Zweig Advisers LLC. For more information on the funds, please contact Shareholder Services at 800.272.2700, by email at zweig@virtus.com, or visit us on the web at virtus.com.

Fund Risks

An investment in a fund is subject to risk, including the risk of possible loss of principal. A fund’s shares may be worth less upon their sale than what an investor paid for them. Shares of closed-end funds may trade at a discount to their net asset value.

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Zweig Advisers LLC | 100 Pearl Street | Hartford, CT 06103